Thompson & Knight LLP
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ONE ARTS PLAZA 1722 ROUTH STREET ● SUITE 1500 DALLAS, TEXAS 75201-2533 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com

DIRECT DIAL: (214) 969-1349 EMAIL: Jessica.Hammons@tklaw.com

August 17, 2009

BY EDGAR TRANSMISSION
AND ELECTRONIC MAIL

Mr. Jim O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 8415
Washington, D.C. 20549

Re:	NGP Capital Resources Company
Registration Statement on Form N-2
File No. 333-160923

Dear Mr. O’Connor:

As counsel for and on behalf of NGP Capital Resources Company (the “Company”), we hereby request that the Staff of the Securities and Exchange Commission (the “Commission”) perform a selective review of the Company’s Registration Statement on Form N-2 (File No. 333-160923) filed with the Commission on July 31, 2009 (the “2009 Registration Statement”).  With the exception of the financial information, the schedule of investments and results of operations and the addition of the descriptions of subscription rights, debt securities and warrants, the information in the Company’s 2009 Registration Statement has not materially changed from the disclosure in the Company’s previous Registration Statement on Form N-2 (File No. 333-146715) effective February 6, 2008 (“the “2008 Registration Statement”).

Per your request, we have previously submitted to you under separate cover, as supplemental information for your review, copies of the Company’s 2009 Registration Statement marked to show changes from the base prospectus which formed a part of the Company’s 2008 Registration Statement.

If any questions should arise in the course of your review of the 2009 Registration Statement, please call Joe Dannenmaier of this firm at (214) 969-1393, Wesley P. Williams of this firm at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,

/s/ Jessica W. Hammons

Jessica W. Hammons